Exhibit 99.(a)(5)

Morgan Stanley Asia-Pacific Fund, Inc. Announces

Commencement of Tender Offer

(For Immediate Release)

NEW YORK, May 17, 2012 - Morgan Stanley Asia-Pacific Fund, Inc. (NYSE: APF) (the “Fund”) announced today the commencement of a tender offer by the Fund to acquire in exchange for cash up to 5 percent of the Fund’s outstanding shares at a price equal to 98 percent of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange on the business day immediately following the day the offer expires (the “Tender Offer”).  If more than 5 percent of the Fund’s outstanding shares are tendered, the Fund will purchase its shares from tendering stockholders on a pro rata basis at a price of 98 percent of the Fund’s net asset value per share.

The Tender Offer is being made on the terms and subject to the conditions set forth in the Offer Notice and related Letter of Transmittal in connection with commencement of the Tender Offer on May 17, 2012 and termination of the Tender Offer at 11:59 p.m. New York time on June 14, 2012, unless extended.  The pricing date will be June 15, 2012, unless the Tender Offer is extended.

In connection with the Tender Offer, the Fund has temporarily suspended any purchases of shares in the open market pursuant to its share repurchase program until on or about 10 business days after the termination of the Tender Offer, as required by the Securities Exchange Act of 1934, as amended.  The next 12-week measurement period under the amended discount management program will commence on July 9, 2012.

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund.  The Tender Offer is being made only by an Offer Notice, a related Letter of Transmittal and other documents, which will be filed with the Securities and Exchange Commission.  Shareholders of the Fund should read the Offer Notice, tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the Tender Offer.  These and other filed documents are available to investors for free both at the website of the Securities and Exchange Commission and from the Fund.  Shareholders may obtain further information regarding the Tender Offer from Georgeson Inc., the Information Agent for the Tender Offer, by calling 1-888-654-1722.

Morgan Stanley Investment Management, together with its investment advisory affiliates, has approximately 620 investment professionals around the world and approximately $304 billion in assets under management or supervision as of March 31, 2012.  MSIM strives to provide outstanding long-term investment performance, service and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide.

Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services. The Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals from more than 1,300 offices in 43 countries. For further information about Morgan Stanley, please visit www.morganstanley.com.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.